Mars Acquisition Corporation

January 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Stacie Gorman

Re:	Mars Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 9, 2022
File No. 333-265240

Dear Ms. Gorman:

Mars Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 26, 2023 regarding its Registration Statement on Form S-1 (the “Registration Statement”) filed on December 9, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your responses to prior comments 2 - 5 and 8 - 9. We further note your cover page disclosure that your Sponsor, a company based in the British Virgin Islands, is "controlled by non-U.S. persons" and your statement on page 10 that the Sponsor is "managed by" your Chairman, Mr. Huang. Please revise to clarify whether your Sponsor is controlled by more than one person, and if so, whether anyone who controls or shares control over the Sponsor is located in or has significant ties to China, Hong Kong or Macau. We may have further comment.

Response: In response to the Staff’s comment, we revised the disclosures on the cover page and page 10 as follows:

Our sponsor, Mars Capital Holding Corporation, a British Virgin Islands business company with limited liability (“Sponsor”), with majority of its shares controlled by two non-U.S. persons and non-Chinese citizens (including our Chairman Mr. Shanchun Huang) who do not locate in or have significant ties to China, Hong Kong or Macau and accordingly, the Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent our business combination. See Risk Factor - The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent our business combination. on page 35.

As of the date of this prospectus, we are held by our officers, directors and our sponsor Mars Capital Holding Corporation, a British Virgin Islands company with majority of its shares controlled by two non-U.S. persons and non-Chinese citizens (including our Chairman Mr. Shanchun Huang) who do not locate in or have significant ties to China, Hong Kong or Macau, and managed by our Chairman Mr. Shanchun Huang.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Karl Brenza
Karl Brenza
Chief Executive Officer

cc:	Fang Liu, Esq. VCL Law LLP